Emerson's Southurger - Pro Forma Operating Budget

REVENUES		Week	Month	Year	% Sales
Estimated Food Sales		$25,438.10	$105,992.08	$1,271,905.00	65.20%
Estimated Beverage Sales		$13,576.00	$56,566.67	$678,800.00	34.80%
Total Sales		$39,014.10	$162,558.75	$1,950,705.00	100.00%
Food Cost	26%	$6,613.91	$27,557.94	$330,695.30	16.95%
Beverage Cost	22%	$2,986.72	$12,444.67	$149,336.00	7.66%
Cost of Sales	(1)	$9,600.63	$40,002.61	$480,031.30	24.61%
Gross Profit		$29,413.47	$122,556.14	$1,470,673.70	75.39%
FIXED OPERATING COSTS					
Rent		$2,230.22	$9,300.00	$111,600.00	5.72%
Utilities		$431.65	$1,800.00	$21,600.00	1.11%
Telephone/Internet		$47.96	$200.00	$2,400.00	0.12%
POS Equipment		$95.92	$400.00	$4,800.00	0.25%
Advertising		$1,169.49	$4,876.76	$58,521.15	3.00%
Insurance		$239.81	$1,000.00	$12,000.00	0.62%
Exterminator		$47.96	$200.00	$2,400.00	0.12%
General Manager		$1,438.85	$6,000.00	$72,000.00	3.69%
Asst Manager		$959.23	$4,000.00	$48,000.00	2.46%
Chef/Kitchen Manager		$1,079.14	$4,500.00	$54,000.00	2.77%
60% Kitchen/Service Wages		$6,512.82	$27,136.75	$325,641.00	16.69%
Payroll Taxes	15.34%	$2,198.52	$9,160.48	$109,925.81	5.64%
Worker's Compensation Insurance		$119.90	$500.00	$6,000.00	0.31%
Licenses and Fees		$143.88	$600.00	$7,200.00	0.37%
Accountant Fees		$119.90	$500.00	$6,000.00	0.31%
Payroll Fees		$47.96	$200.00	$2,400.00	0.12%
Trash/Garbage Hauling		$95.92	$400.00	$4,800.00	0.25%
Other Expenses (Music etc)		$95.92	$400.00	$4,800.00	0.25%
Fixed Costs	(3)	$17,075.07	$71,174.00	$854,087.96	43.78%
VARIABLE OPERATING COSTS					
Maintenance and Repairs		$119.90	$500.00	$6,000.00	0.31%
Water and Sewer		$59.95	$250.00	$3,000.00	0.15%
Credit Card Charges		$741.27	$3,088.62	$37,063.40	1.90%
Cleaning Supplies		$239.81	$1,000.00	$12,000.00	0.62%
Tableware and Glassware Replacement		$47.96	$200.00	$2,400.00	0.12%
Laundry		$47.96	$200.00	$2,400.00	0.12%
Paper Supplies		$95.92	$400.00	$4,800.00	0.25%
Miscellaneous		$95.92	$400.00	$4,800.00	0.25%
40% Kitchen/Service Wages		$4,341.88	$18,091.17	$217,094.00	11.13%
Worker's Compensation Insurance		$47.96	$200.00	$2,400.00	0.12%
Social Security (6.2%) & Medicare (1.45%) Tip Taxes		$830.38	$3,459.94	$41,519.23	2.13%
Variable Costs	(2)	$6,668.93	$27,789.72	$333,476.62	17.10%
Operating Profit before Depreciation		$5,669.48	$23,592.43	$283,109.11	
Depreciation	(4)	$0.00	$0.00	$0.00	
Net Income		$5,669.48	$23,592.43	$283,109.11	19.25%

The numbers in this file are projections and cannot be guaranteed.